U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB/A

Amendment No. 8

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUER

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

American Entertainment and Animation Corporation

(Name of Small Business Issuer in Its Charter)

Delaware	33-0727323
(State or Other Jurisdiction Incorporation or Organization)	(I.R.S. Employer Identification No.)

1121 Steeles Avenue West, Suite 803, Toronto, Ontario, Canada M2R 3W7	L3T 7M8
(Address of Principal Executive Offices)	(ZIP Code)

(Issuer's Telephone Number, Including Area Code): (416) 661-4989

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value of $0.0001 per share

(Title of Class)

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Corporate History

American Entertainment and Animation Corporation, f/k/a American Electric Automobile Company, Inc. (the "Company") was formed in the State of Delaware on May 9, 1996.

Electric Car Operations

The Company was originally formed to go into the business of developing and marketing electric automobiles. On June 15, 1996 the Company acquired all of the outstanding stock of California Electric Automobile Co., Inc. ("CEAC"), a California corporation formed on November 14, 1995, in consideration for 1,050,000 shares of the Company's common stock. Of the 1,050,000 shares, 900,000 were held in escrow pending the exercise of CEAC's option to purchase the assets and business of San Diego Electric Automobile Company ("SDEAC"). On October 17, 1996 the Company exercised its option to purchase the assets and business of SDEAC. The purchase price was the 900,000 shares of AEAC's common stock held in escrow from the previous acquisition of CEAC.

Chinese Electric Automobile Operations

On May 18, 1996, the Company entered into an agreement with China Electric Automobile Company of Hong Kong, Ltd. ("CEHK") in which each exchanged approximately 5% of their outstanding common stock for the other company's stock. The object of the relationship was the pursuit of business opportunities and product development using the company's combined resources. On February 12, 1997, the Company entered into an agreement with CEHK to form a joint venture named American Electric Automobile Company (Asia), Inc. ("AEAA"), a California corporation, to engage in various electric vehicle related businesses, including design, production and trading in electric vehicles and related parts. The Company received forty-five percent of the ownership of AEAA and CEHK received the remaining fifty-five percent ownership.

On January 31, 2001, the Company sold its interest in AEAA to Edward F. Myers for $100. Mr. Myers was the former Chairman of the Company. After careful consideration, the Board of Directors of the Company decided that it would be in the Company's best interest to discontinue its investment into Asia. The inherent risks involved in doing business in China, the difficulty in monitoring the situation, as well as the continued monetary investment into Asia that would have been required led the Board to the decision to discontinue its investment in Asia.

Investment by Bisell Investments, Inc.

Originally, the Company was unsuccessful in its electric automobile business. As a result, on August 23, 2000, the Company entered into a Letter Agreement under which it agreed to issue 3,250,000 shares of restricted common shares to Bisell Investments Inc. ("Bisell") for a total investment of $275,000. On September 13, 2000 pursuant to the August 23, 2000 Letter of Agreement, the Company accepted the resignations of Edward F. Myers, Betty N. Myers and Gary Degano as directors and officers. The Company then appointed Pierre Quilliam as a director, President and CEO; Stephen M. Cohen as director, Secretary and Treasurer; and Denise Quilliam as a director. Edward F. Myers, Betty N. Myers and Gary Degano remained as officers and directors of CEAC until they resigned on February 16, 2001. On that date Pierre Quilliam was appointed Chairman of CEAC, Stephen M. Cohen was appointed Secretary and Treasurer and Glenn Roach was appointed President and elected to the Board of Directors of CEAC.

On February 23, 2001, the Company moved from its facility in San Diego to a new facility in Temecula, California, which was managed by Glenn Roach. The facility was being used for conversion of Electric Vehicles and for prototype development of the Electric Boats. In late 2001, the Company ran out of funds to develop and operate its business, and efforts to raise capital to continue business were not successful. As a result, the Company terminated operations in January 2002.

Cyper Entertainment, Inc.

On February 28, 2002, the Company entered into an agreement to purchase 100% of the shares of Cyper Entertainment Inc. ("Cyper"), a Korean corporation (the "Acquisition Agreement") in consideration for 20,000,000 shares of restricted common stock of the Company. Cyper was in the business of manufacturing and distributing 3D digital animation, multi-media and entertainment related products. On April 17, 2002, the Company completed the acquisition of Cyper.

On May 31, 2002, the Company accepted the resignations of Pierre Quilliam, Stephen Cohen and Denise Quilliam as Directors and Officers of the Company. Simultaneously, the Company appointed Duk Jin Jang, Marc Hazout, Jason Chung and John Chung to the Board of Directors. Mr. Jang was named Chairman, Mr. Hazout was named President and CEO, and Jason Chung was named Chief Financial Officer and Treasurer. Messrs. Jang, Chung and Chung were appointed by the shareholders of Cyper. Mr. Hazout was appointed by the former controlling shareholders of the Company.

On July 16, 2002, the Company amended its Certificate of Incorporation to increase the number of shares of common stock that it is authorized to issue to 150,000,000, and to change its name to "American Entertainment and Animation Corporation."

The Acquisition Agreement provided that Cyper and its controlling shareholders were obligated to provide funds for the Company's administration, as well as auditing and legal fees, and further provided that the Company had a right to rescind the transaction in the event of a default by Cyper and its controlling shareholders. On September 4, 2002, Mr. Hazout, acting on behalf of the Company, notified Cyper that the Agreement was terminated and rescinded due to Cyper's defaults, as well as based on certain misrepresentations made by Cyper in connection with the Acquisition Agreement. As a result of the termination, Mr. Hazout requested that the Company's transfer agent cancel the 20,000,000 shares issued to Cyper's shareholders, and removed the directors appointed by Cyper under the authority granted in the Acquisition Agreement. Mr. Hazout then appointed Pierre Quilliam to the Board of Directors and named him Chairman of the Company. On September 21, 2002, Pierre Quilliam resigned as director and Chairman of the Company.

On March 7, 2003, the Company filed an action in the Court of Chancery in the State of Delaware for a declaration that the agreement to acquire the shares of Cyper was validly rescinded and that the 20,000,000 common shares issued pursuant to the transaction were validly cancelled. On April 28, 2003, the Company reached a settlement with the shareholders of Cyper, who agreed to accept $20,000 cash, marketable securities in an unrelated company with a fair market value of approximately $42,500, and 250,000 common shares of the Company in full settlement and satisfaction of any claim to the 20,000,000 shares originally issued to them under the Acquisition Agreement. The cash and marketable securities in the unrelated company were loaned to the Company by Marc Hazout.

Art and Film Business

On December 3, 2002, the Company purchased from Tempest Artwork Ltd. the exclusive option to acquire the rights to produce a feature film or television production based on the original portrait of William Shakespeare by John Sanders. The purchase price of the option was $60,000, and was for a period of one year. The Company allowed the option to lapse without being exercised.

On May 28, 2003, the Company signed a letter of intent with Words and Pictures Productions, Inc. to co-produce a full-length 3D animated feature film based on the Uncle Mugsy animated character. The Company has not signed a formal contract relating to the subject matter of the letter of intent, and does not expect to at this point.

At this time, the Company has decided that it will not enter the Art and Film Business.

Current Operations

Our current plan of business is to seek, investigate and, if such investigation warrants, merge or acquire an interest in business opportunities presented to us by persons or companies who or which desire to seek the perceived advantages of a Securities Exchange Act of 1934 registered corporation. As at the date hereof, we have no particular acquisitions in mind and have not entered into any negotiations regarding such an acquisition, and our management has not engaged in any negotiations with any representatives of the owners of any business or company regarding the possibility of a merger or acquisition between ourselves and such other companies. We have no recent operating history and no representation is made, nor is any intended, that we will be able to carry on future business activities successfully. Further, there can be no assurance that we will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to us. Our management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Sources of Business Opportunities

We intend to use various sources in our search for potential business opportunities, including our sole officer and director, as well as consultants, special advisors, securities broker dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of our lack of capital, we may not be able to retain a fee based professional firm specializing in business acquisitions and reorganizations. Rather, we will most likely have to rely on outside sources, not otherwise associated with us, that will accept their compensation only after we have finalized a successful acquisition or merger.

Other than the our sole officer and director and our legal counsel, we have not yet engaged any outside consultants for the purpose of searching for potential business opportunities. We do not intend to restrict our search to any specific kind of industry or business. We may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development.

Our management cannot predict at this time the status or nature of any venture in which we may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Our management believes that we could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation

Once we have identified a particular entity as a potential acquisition or merger candidate, our management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Our management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of our lack of capital we may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. Our management will not devote full time to finding a merger candidate, and will continue to engage in outside unrelated activities, and anticipates devoting no more than an average of five (5) hours weekly to such undertaking. In evaluating such potential business opportunities, we will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to us and our stockholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.

Because we have not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to us may involve new and untested products, processes or market strategies, which may not ultimately prove successful.

Form of Potential Acquisition or Merger

Presently, we cannot predict the manner in which we might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which we participate in a specific business opportunity will depend upon the nature of that opportunity, our needs and desires and those of the management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. We may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, we do not intend to participate in opportunities through the purchase of minority stock positions.

Because of our current status and our concomitant lack of assets or relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution of our existing stockholders. There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of us. Our management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and correspondent ending relative bargaining power of the parties. However, our management will endeavor to negotiate the best possible terms for the benefit of our stockholders as the case arises.

Our management does not have any plans to borrow funds to compensate any persons, consultants, promoters, or affiliates in conjunction with its efforts to find and acquire or merge with another business opportunity. Our management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger. In either case, it is unlikely that we would be able to borrow significant funds for such purposes from any conventional lending sources. In all probability, a public sale of our securities would also be unfeasible, and our management does not contemplate any form of new public offering at this time. In the event that we do need to raise capital, we would most likely have to rely on the private sale of our securities. Such a private sale would be subject to available exemptions, if any apply. However, no private sales are contemplated by our management at this time. If a private sale of our securities is deemed appropriate in the future, our management will endeavor to acquire funds on the best terms available to us. However, there can be no assurance that we will be able to obtain funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to us. Although not presently anticipated by our management, there is a possibility that we might sell our securities to our management or affiliates.

In the event of a successful acquisition or merger, a finder's fee, in the form of cash or our securities, may be paid to persons instrumental in facilitating the transaction. We have not established any criteria or limits for the determination of a finder's fee, although most likely an appropriate finders fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed at that time. A finders fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and our management does not contemplate any other arrangement at this time. Our management has not actively undertaken a search for, nor retention of, any finder's fee arrangement with any person. It is possible that a potential merger or acquisition candidate would have its own finders fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a pre existing contract; in such case, we may be limited in our ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of our stockholders. Our management cannot predict any other terms of a finder's fee arrangement at this time. It would be unlikely that a finders fee payable to our affiliates would be proposed because of the potential conflict of interest issues. If such a fee arrangement is proposed, independent management and directors would negotiate the best terms available to us so as not to compromise the fiduciary duties of the affiliate in the proposed transaction, and we would require that the proposed arrangement would be submitted to the stockholders for prior ratification in an appropriate manner.

Our management does not contemplate that we would acquire or merge with a business entity in which any of our affiliates have an interest. Any such related party transaction, however remote, would be submitted for approval by an independent quorum of our Board of Directors and the proposed transaction would be submitted to our stockholders for prior ratification in an appropriate manner. None of our directors, officers or other affiliated parties has had any contact, discussions, or other understandings regarding any particular business opportunity at this time, regardless of any potential conflict of interest issues. Accordingly, the potential conflict of interest is merely a remote theoretical possibility at this time.

Competition

Because we have not identified any potential acquisition or merger candidate, we are unable to evaluate the type and extent of our likely competition. We are aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. We will be in direct competition with these other public companies in our search for business opportunities and, due to our lack of funds, it may be difficult to successfully compete with these other companies. As of the date hereof, we do not have any employees and have no plans for retaining employees until such time as our business warrants the expense, or until we successfully acquire or merge with an operating business. We may find it necessary to periodically hire part time clerical help on an as needed basis.

Government Regulation

The proposed business activities described herein classify the Company as a "Blank Check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their states.

Intellectual Property

The Company has no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts that management believes have any value.

Employees

The Company has no full or part-time employees, other than Marc Hazout, the Company's sole officer and director. Mr. Hazout is employed pursuant to an Employment Agreement. Because the Company is not in active operations at this time, Mr. Hazout only devotes part-time to the performance of services for the Company on an as-needed basis.

Risk Factors

An investment in the Company's shares are subject to the following risk factors:

NO REVENUE AND MINIMAL ASSETS. The Company has no revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

SPECULATIVE NATURE OF COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

OUR PROPOSED OPERATIONS ARE SPECULATIVE. The success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance that we will be successful in locating candidates meeting such criteria. The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if we had more funds available to us, would be desirable. In the event we complete a business combination, the success of our operations will be dependent upon management of the target company and numerous other factors beyond our control. There is no assurance that we can identify a target company and consummate a business combination.

CONFLICTS OF INTEREST - GENERAL. Our sole officer and director is associated with other firms and is involved in a range of business activities that may have business dealings with the Company at some point in time. Due to these affiliations and the fact that the officer is expected to devote only a portion of his time to the business of the Company, there are potential inherent conflicts of interest in his acting as director and as officer. Our sole officer and director is or may become an officer, director, controlling shareholder, partner or participant in other entities engaged in a variety of businesses. These existing and potential conflicts of interest are irreconcilable and could involve the sole officer and director in litigation brought by the Company's shareholders or by the shareholders of other entities with which the sole officer and director is currently, or may become, affiliated. To help alleviate this position somewhat, management has adopted a policy of full disclosure with respect to business transactions with any entity in which the sole officer and director is affiliated, either directly or indirectly. The sole officer and director may continue any business activity in which such officer and director was engaged prior to joining the Company.

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), requires companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

LACK OF DIVERSIFICATION. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business opportunity. Consequently, the Company's activities will be limited to those engaged in by the business opportunity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

REGULATION. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations that result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of the sole officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION. The Company's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of such private company. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and would most likely result in a change in control or management of the Company.

REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES. Management of the Company believes that any potential business opportunity must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Certain statements in this General Form For Registration Of Securities Of Small Business Issuer on Form 10-SB, particularly under this Item 2, may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements, expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein. The words "believe", "expect", "anticipate", "seek" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date the statement was made.

The Company cannot avail itself of the safe harbor protections of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act") with respect to any forward-looking statements contained herein because the Company is a blank check company.

Plan of Operation

Our purpose is to seek, investigate and, if such investigation warrants, merge or acquire an interest in business opportunities presented to us by persons or companies who or which desire to seek the perceived advantages of an Exchange Act registered corporation. As to date, we have no particular acquisitions in mind and have not entered into any negotiations regarding such an acquisition, and we have not engaged in any negotiations with any representatives of the owners of any business or company regarding the possibility of a merger or acquisition between us and such other company.

Management and Number of Employees

We are in the development stage and currently have no full time employees. We do not anticipate hiring any full time employees during the next 12 months.

Marc Hazout is our sole officer and director. There are no persons other than Mr. Hazout who devote any of their time to our affairs. All references herein to our management are to Marc Hazout. Mr. Hazout is also the sole shareholder of Travellers International, Inc. Mr. Hazout, as our president, has agreed to allocate a limited portion of his time to our activities after the effective date of this registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Mr. Hazout and the potential demands of our activities.

The amount of time spent by Marc Hazout on our activities is not predictable. Such time may vary widely from an extensive amount when reviewing a target company to an essentially quiet time when activities of management focus elsewhere, or some amount in between. It is impossible to predict with any precision the exact amount of time Mr. Hazout will actually be required to spend to locate a suitable target company. Mr. Hazout estimates that our business plan can be implemented by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision.

Search for Business Opportunities

Our search will be directed toward small and medium sized enterprises, which have a desire to become reporting corporations and which are able to provide audited financial statements. We do not propose to restrict our search for business opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of our limited resources. This includes industries such as service, manufacturing, high technology, product development, medical, communications and others. Our discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors. No assurance can be given that we will be successful in finding or acquiring a desirable business opportunity, and no assurance can be given that any acquisition, which does occur, will be on terms that are favorable to us or our majority stockholder.

In the event of a successful merger or acquisition, we may pay finders fee in the form of cash or common stock in the merged entity. The amount of any finder's fee will be subject to negotiation, and cannot be estimated at this time.

We may merge with a company that has retained one or more consultants or outside advisors. In that situation, we expect that the target company will compensate the consultant or outside advisor. As of the date of this filing, there have been no discussions, agreements or understandings with any representatives of the owners of any business or company regarding the possibility of a merger or acquisition between us and such other company. Consequently, we are unable to predict how the amount of such compensation may be calculated at this time.

We will not restrict our search to any specific kind of firm, but may acquire a venture which is in its preliminary or development stage, one which is already in operation, or in a more mature stage of its corporate existence. The acquired business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which we may offer. However, we do not intend to obtain funds to finance the operation of any acquired business opportunity until such time as we have successfully consummated the merger or acquisition transaction unless such financing is part of such transaction. There are no loan arrangements or arrangements for any financing whatsoever relating to any business opportunities.

Evaluation of Business Opportunities

The analysis of business opportunities will be under the supervision of our sole officer and director, who is not a professional business analyst. In analyzing prospective business opportunities, management will consider such matters as available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable, but which then may be anticipated to impact our proposed activities; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of a variety of factors, including, but not limited to, the possible need to expand substantially, shift marketing approaches, change product emphasis, change or substantially augment management, raise capital and the like.

Management intends to meet personally with management and key personnel of the target business entity as part of its investigation. To the extent possible, we intend to utilize written reports and personal investigation to evaluate the above factors.

Prior to making a decision to participate in a business opportunity, we will generally request that we be provided with written materials regarding the business opportunity containing as much relevant information as possible. Including, but not limited to, such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during the relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available at that time, unaudited financial statements, together with reasonable assurance that audited financial statements would be able to be produced within a required period of time; and the like.

We are subject to the reporting requirements of the Exchange Act. Under the Exchange Act, any merger or acquisition candidate will become subject to the same reporting requirements of the Exchange Act as us following consummation of any merger or acquisition. Thus, in the event we successfully complete the acquisition of or merger with an operating business entity, that business entity must provide audited financial statements for at least two most recent fiscal years or, in the event the business entity has been in business for less than two years, audited financial statements will be required from the period of inception. We will not acquire or merge with any entity that cannot provide audited financial statements at or within a required period of time after closing of the proposed transaction. The audited financial statements of the acquired company must be furnished with 75 days following the effective date of a business combination.

When a non-reporting company becomes the successor of a reporting company by merger, consolidation, exchange of securities, acquisition of assets or otherwise, the successor company is required to provide in a Form 8 K current report the same kind of information that would appear in a registration statement, including audited and pro forma financial statements. The Commission treats these Form 8 K filings in the same way it treats the registration statements on Form 10 SB filings. The Commission subjects them to its standards of review selection, and the Commission may issue substantive comments on the sufficiency of the disclosures represented. If we enter into a business combination with a non-reporting company, such non-reporting company will not receive reporting status until the Commission has determined that it will not review the 8 K filing or all of the comments have been cleared by the Commission.

Management believes that various types of potential merger or acquisition candidates might find a business combination with us to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current stockholders, acquisition candidates which have long term plans for raising capital through public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Notwithstanding, the preceding, we have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

We are unable to predict when we may participate in a business opportunity. However, we do not expect to begin seriously searching for a business combination until the Company has been advised that the Commission has on further comments to the Company's registration statement on Form 10-SB. It is expected, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more after the Company begins searching in earnest. There can also be no assurances that we are able to successfully pursue a business opportunity. In that event, there is a substantial risk to us that failure to complete a business combination will significantly restrict our business operation and force management to cease operations and liquidate the Company. To assist the Company's search for a business combination, the Company may retain one or more business brokers or investment bankers on a contingency fee basis.

Acquisition of a Business Opportunity

In implementing a structure for a particular business combination, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another entity. We may also acquire stock or assets of an existing business. In connection with a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would either be issued by us or be purchased from our current principal stockholder by the acquiring entity or its affiliates, and accordingly, the shareholders of the target company, typically, become the majority of the shareholders of the combined company, the board of directors and officers of the target company become the new board and officers of the combined company and often the name of the target company becomes the name of the combined company. There are currently no arrangements that would result in a change of control of the Company.

It is anticipated that any securities issued as a result of consummation of a business combination will be issued in reliance upon one or more exemptions from registration under applicable federal and state securities laws to the extent that such exemptions are available. In some circumstances, however, as a negotiated element of its transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after we have consummated a business combination and we are no longer considered a blank check company. Until such time as this occurs, we will not attempt to register any additional securities. There are no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities.

While the actual terms of a transaction to which we may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a "tax free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended. However, treatment as a tax free reorganization will not be a condition of any future business combination and if that is not the case, we will not obtain an opinion of counsel that the reorganization will be tax free.

With respect to any merger or acquisition, negotiations with target company management are expected to focus on the percentage of the Company that the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, our shareholders will in all likelihood hold a substantially lesser percentage ownership interest in us following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event we acquire a target company with substantial assets. Any merger or acquisition effected by us can be expected to have a significant dilutive effect on the percentage of shares held by our shareholders at such time.

We will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, outline the manner of bearing costs, including costs associated with our attorneys and accountants, and will include miscellaneous other terms.

It is anticipated that we will not be able to diversify, but will essentially be limited to the acquisition of one business opportunity because of our limited financing. This lack of diversification will not permit us to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase our securities.

There are no present plans, proposals, arrangements or understandings to offer the shares of the post merger company to third parties if any mergers occur, and there is no marketing plan to distribute the shares of the post merger company to third parties. Neither Mr. Hazout, Travellers International, Inc. nor its officer, director, promoter, affiliates, or associates have had any preliminarily contact, agreements or understandings with anyone to help sell these shares.

We intend to seek to carry out our business plan as discussed herein. In order to do so, we need to pay ongoing expenses, including particularly legal and accounting fees incurred in conjunction with preparation and filing of this registration statement, and in conjunction with future compliance with our on going reporting obligations. Marc Hazout has agreed to advance funds to us to pay these expenses, or to purchase additional shares of common stock at the then current market price, until such time as we complete a business combination. There is no minimum or maximum amount Mr. Hazout will loan to or invest in us. In the event that Mr. Hazout fails to loan us funds to pay our expenses, we have not identified any alternative sources and there will be substantial doubt about our ability to continue as a going concern. We currently do not intend to raise funds, either debt or equity, from investors while we are a blank check company, and we will not borrow any funds to make any payments to our management or his affiliates or associates.

Investment Company Act of 1940

Although, upon this registration statement becoming effective, we will be subject to regulation under the Securities Exchange Act of 1934, management believes we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be primarily engaged in the business of investing or trading in securities. In the event we engage in a business combination that results in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Commission as to our status under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject us to material adverse consequences.

Results of Operation

During the years ended December 31, 2003 and 2002, the Company did not have any revenues.

During the years ended December 31, 2003 and 2002, the Company incurred operating expenses of $405,822 and $409,144, respectively.

During the years ended December 31, 2003 and 2002, the Company incurred net other income (expense) of ($8,779) and ($101,730), respectively. The significant decrease in other expense in 2003 as compared to 2002 was the result of a one-time charge of $80,000 taken in 2002 in connection with the Company's settlement of claims arising out of its agreement to acquire Cyper and subsequent rescission.

During the years ended December 31, 2003 and 2002, the Company reported a net loss of ($414,601) and ($570,874), respectively.

Liquidity and Capital Resources

As of December 31, 2003, we had a working capital deficit of ($566,623), most of which was attributable to accrued expenses and loans due to related parties.

While we have raised capital to meet our working capital and financing needs in the past, additional financing is required in order to meet our current and projected cash flow deficits from operations and development. We intend to raise that capital from Marc Hazout, our sole director and officer, through loans or additional purchases of common stock at the then-prevailing market price. However, there is no guarantee that we will be successful in raising the funds required.

By adjusting its operations and development to the level of capitalization, management believes it has sufficient capital resources to meet projected cash flow deficits through the next twelve months. However, if thereafter, we are not successful in generating sufficient liquidity from operations or in raising sufficient capital resources, on terms acceptable to us, this could have a material adverse effect on our business, results of operations, liquidity and financial condition.

Going Concern

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company incurred a large net operating loss in the year ended December 31, 2003, and had significant unpaid accounts payable and accrued liabilities. These factors create an uncertainty about the Company's ability to continue as a going concern. The Company's new management has provided operating capital to the Company and has agreed to contribute additional capital to fund the Company's business plan. The ability of the Company to continue as a going concern is dependent on the success of this plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

ITEM 3: NATURE AND EXTENT OF ISSUER'S FACILITIES

The Company occupies space at 1121 Steeles Avenue West, Suite 803, Toronto, Ontario, Canada, for its corporate offices. Marc Hazout is providing this space to the Company on a rent-free basis.

ITEM 4: SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of April 27, 2004, with respect to the beneficial ownership of the Company's Common Stock by (i) each executive officer and director of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) any person who is known by the Company to be the beneficial owner of more than 5% of the outstanding shares of the Company's common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Marc Hazout (2) 1121 Steeles Avenue West Suite 803 Toronto, Ontario M2R 3W7	12,188,333	52.4%

Pierre Quilliam (3) 3630 Edenbourgh Pl. Marietta, GA 30066	5,773,506	24.8%

Officers and Directors	12,188,333	52.4%

(1) Based on 23,241,515 shares issued and outstanding as of May 31, 2004.

(2) Based on 12,188,333 shares owned by Travellers International, Inc., a company owned by Mr. Hazout.

(3) Based on 2,728,850 shares owned by Mr. Quilliam, 97,916 shares owned by his wife, and 2,946,740 shares owned by Bisell Investments, Inc., a company owned by Mr. Quilliam.

Equity Compensation Plan Information

The following table provides information as of December 31, 2003 about our compensation plans under which shares of stock have been authorized:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance (c)
Equity compensation plans approved by security holders:
None	--	--	--
Equity compensation plans not approved by security holders:
2002 Employee, Consultant and Advisor Stock Compensation Plan	4,000,000	0.043	440,420
2002 Stock Option Plan	4,000,000	0	4,000,000
Total	8,000,000	0.043	4,440,420

ITEM 5: DIRECTORS, EXECUTIVE OFFICER, PROMOTERS AND CONTROL PERSONS:

The following table sets forth certain information concerning directors, executive officers and key employees of the Company:

Name	Age	Position
Marc M. Hazout	39	President, Chief Executive Officer and Director

The term of office of each director of the Company ends at the next annual meeting of the Company's stockholders or when such director's successor is elected and qualifies. No date for the annual meeting of stockholders is specified in the Company's bylaws or has been fixed by the Board of Directors. Pursuant to the Company's bylaws, the date of the annual meeting is to be determined by the current Board of Directors. Except as otherwise indicated below, no organization by which any officer or director previously has been employed is an affiliate, parent, or subsidiary of the Company.

During 2003, the Board of Directors held 3 meetings.

The following information sets forth the backgrounds and business experience of the directors and executive officers:

Marc M. Hazout has been President, Chief Executive Officer and a director of the Company since June 1, 2002. From 1985 to 1987, Mr. Hazout was the Canadian licensee and franchisee for a multinational clothing manufacturer and retailer. From 1987 to 1991, Mr. Hazout established a private label apparel manufacturing and retailing company. From 1991 to 1998, Mr. Hazout developed, owned and operated entertainment complexes in Toronto. Mr. Hazout attended The Canadian Securities Institute from 1998-2000 and in 1999 worked as an equity trader for Swift Trade Securities Inc. in Toronto. Since 1998, Mr. Hazout has been President and C.E.O. of Travellers International Inc., an investment and merchant banking firm headquartered in Toronto. Mr. Hazout studied International Relations and Economics at York University in Toronto from 1983 to 1985. Mr. Hazout completed the Real Estate Licensing Course at Humber College in Toronto in 1984.

ITEM 6: EXECUTIVE COMPENSATION

The following table sets forth the compensation earned by the Company's Chief Executive Officers during the last three fiscal years and other officers who received compensation in excess of $100,000 during any of the last three fiscal years. In accordance with Item 402(a)(5), the Company has omitted certain columns from the table required by Item 402(b).

Summary Compensation Table
		Annual Compensation		Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Other annual compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options/SARs (#) (1)

Marc Hazout, CEO, Director	2002 2001 2000	115,500 -- --	17,010 -- --	-- -- --	-- -- --

Pierre Quilliam, CEO, Director (2)	2002 2001 2000	-- -- --	-- -- --	39,150 -- --	750,000 700,832 154,000

Stephen Cohen, Secretary, Director (2)	2002 2001 2000	-- -- --	-- -- --	6,000 -- --	750,000 700,832 154,000

Edward Myers, Chairman	2002 2001 2000	-- -- --	-- -- --	-- -- 35,417	-- -- --

Gary DeGano, Secretary, Director	2002 2001 2000	-- -- --	-- -- --	-- -- 8,750	-- -- --

Glenn Roach, President of CEAC	2002 2001 2000	-- -- --	-- -- --	-- 37,500 --	-- -- --

(1) The securities underlying these options are the shares of the Company's Common Stock, $0.0001 par value.

(2) Messrs. Quilliam and Cohen's compensation for 2001 and 2000 has been restated from the amounts previously reported to reflect the rescission of restricted shares issued for management services in 2000 and 2001, and the replacement of those shares with warrants to purchase shares of common stock. See Certain Relationships and Related Transactions.

Option/SAR Grants in Last Fiscal Year
Name	Number of Securities Underlying Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year (1)	Exercise Price or Base Price ($/Sh)	Expiration Date
Pierre Quilliam	154,000	5%	$0.05	January 2, 2006
Pierre Quilliam	233,332	7%	$0.03	April 1, 2006
Pierre Quilliam	187,500	6%	$0.04	July 1, 2006
Pierre Quilliam	280,000	9%	$0.025	October 2, 2006
Pierre Quilliam	750,000	23%	$0.02	March 25, 2007
Stephen Cohen	154,000	5%	$0.05	January 2, 2006
Stephen Cohen	233,332	7%	$0.03	April 1, 2006
Stephen Cohen	187,500	6%	$0.04	July 1, 2006
Stephen Cohen	280,000	9%	$0.025	October 2, 2006
Stephen Cohen	750,000	23%	$0.02	March 25, 2007

(1) The warrants were issued on April 2, 2002 in replacement of restricted shares with an equal value that were issued in 2001 and 2002. See Certain Relationships and Related Transactions.

Aggregate Option/SAR Exercises in Last Fiscal Year and Fiscal Year End Option/SAR Values
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Options/SARs at Fiscal Year End (#)	Value of Unexercised in the Money Options/SARs at Fiscal Year End ($)
Pierre Quilliam	1,516,432	$716,756	0	0
Stephen Cohen	1,516,432	$716,756	0	0

(1) Messrs. Quilliam and Cohen each exercised 1,604,832 options to purchase common stock with a weighted average exercise price of $0.0275 per share. The options were exercised on a cashless basis while the common stock had a market value of $0.50 per share, which resulted in payment of the options consideration by the cancellation of 88,400 options.

Employment Agreements

On July 10, 2002, the Company entered into an Employment Agreement with Marc Hazout. The Employment Agreement provides that Mr. Hazout shall be employed by the Company for a term of three years, and is entitled to a base salary of $252,000 per year. Mr. Hazout is also entitled to a commission on sales generated by him consistent with the Company's commission policy for all sales personnel. Further, he is entitled to 8 weeks paid holiday and 14 personal days, sick leave, medical and group insurance, participation in pension or profit sharing plans of the Company, and a car allowance of up to $3,000 per month. In the event of a termination of the Employment Agreement without cause by the Company, he will be entitled to severance equal to 100% of his remaining base salary under the Employment Agreement, plus an amount equal to 100% of the base salary plus full medical coverage for 12 months following the termination date. The Employment Agreement contains provisions prohibiting him from competing with the Company or soliciting customers or employees from the Company for a period of one year following the termination of his employment.

Compensation of Directors

The Company's past policy has been to pay its non-management directors $500 in restricted common stock for each board meeting attended. In addition, directors are reimbursed for any reasonable expenses incurred in the connection with attendance at board or committee meetings or any expenses generated in connection with the performance of services on the behalf of the Company. The Company currently has only one director, who is also the chief executive officer of the Company. The Company is currently exploring acquisition possibilities. The Company anticipates that its policy on director compensation will change when and if it makes a material acquisition.

The Company does not have an audit, compensation or nominating committee of its Board. During the 2002 fiscal year, the Company issued 40,833 restricted shares to one non-management director for director services. The Company later replaced 33,333 of the shares issued for director services in 2002 with an option to purchase 50,000 shares of common stock at $0.02 per share.

ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pierre Quilliam, Denise Quilliam and Stephen Cohen

As of December 31, 2001, the Company had been invoiced for administration and bookkeeping services from 87807 Canada Ltd. and Bisell Investment Group Inc. in the amount of $27,994.62. 87807 Canada Ltd. is controlled by Denise Quilliam and Bisell Investment Group, Inc. is controlled by Pierre Quilliam. On May 13, 2002, the Company issued 116,118 shares of its common stock to Pierre Quilliam in consideration of $23,223.69 owed to Bisell Investment Group, Inc. and 87807 Canada, Ltd., which was the remaining amount owed on this indebtedness.

During the last two years, the Company issued the following shares of restricted stock to both Pierre Quilliam and Stephen Cohen for management services:

Date of Issuance	No. of Shares	Period of Services	Market Value of Shares
January 31, 2001	77,000	9/13/2000 to 12/31/2000	$7,700
April 2, 2001	116,666	1/31/2001 to 3/31/2001	$7,000
July 2, 2001	93,750	4/1/2001 to 6/30/2001	$7,500
October 4, 2001	140,000	7/1/2001 to 9/30/2001	$7,000
March 26, 2002	500,000	10/1/2001 to 3/31/2002	$15,000
May 13, 2002	30,000	4/1/2002 to 5/31/2002	$6,000

During the last two years, the Company issued the following shares of restricted stock to Denise Quilliam, the wife of Pierre Quilliam, for director services:

Date of Issuance	No. of Shares	Date of Meetings	Market Value of Shares
April 2, 2001	8,333	April 2, 2001	$500
July 2, 2001	6,250	July 2, 2001	$500
October 4, 2001	10,000	October 4, 2001	$500
March 26, 2002	33,333	February 5, 2002 and March 26, 2002	$1,000
May 13, 2002	7,500	February 27, 2002, April 2, 2002 and May 13, 2002	$1,500

On April 2, 2002, the Company rescinded the issuance of 1,912,748 shares of common stock that were issued to Pierre Quilliam, Stephen Cohen and Denise Quilliam in 2001 and 2002, and replaced these with warrants to purchase 3,308,830 of common stock shares. The rescission included 879,415 shares issued in 2001 and 775,000 shares issued in 2002. In each case, the warrant was dated as of the date of the original issuance of shares, was exerciseable for cash or on a cashless basis for five years from the date of the warrant, and bore an exercise price of exactly one-half of the value at which the shares were originally issued. The Company did not record any expense associated with the issuance of the warrants in replacement of the shares because the fair value of the shares returned to the Company was greater than the fair value of the warrants based on the market price of the common stock at the time of approval of the transaction by the board of directors. As a result, there was no effect on the compensation expense recorded by the Company in 2001 or 2002 from that previously reported. In the second quarter, the holders exercised each of the warrants on a cashless basis based on the current market price of the common stock of $0.50 per share. As a result, Pierre Quilliam and Steve Cohen were issued 1,516,432 shares of common stock, and Denise Quilliam was issued 90,416 shares of common stock. During 2002, the Company issued Pierre Quilliam and Steve Cohen 66,300 shares of common stock as a result of a clerical error. Mr. Cohen returned his shares. Mr. Quilliam's shares have been recorded as compensation expense at their value on the date of issuance.

On February 27, 2002, the Company purchased the rights of Travellers International Inc. pursuant to its letter of intent dated December 31, 2001 with Cyper International Inc. for 4,000,000 restricted shares of common stock of the Company. Travellers International, Inc. then gave 1,000,000 of the shares of common stock to Pierre Quilliam in consideration for services rendered between Mr. Hazout, the owner of Travellers International, Inc. and Mr. Quilliam.

Marc Hazout

On February 27, 2002, the Company purchased the rights of Travellers International Inc. pursuant to its letter of intent dated December 31, 2001 with Cyper International Inc. for 4,000,000 restricted shares of common stock of the Company. Travellers International, Inc. is controlled by Marc Hazout. Mr. Hazout was not a director or officer of the Company as the time of the transaction, but subsequently became a director and officer.

On November 1, 2002, the Company issued Travellers International, Inc. 1,000,000 shares of common stock of the Company in satisfaction of loans to the Company in the amount of $10,000.

On November 6, 2002, the Company issued Travellers International, Inc. 1,233,333 shares of common stock of the Company in satisfaction of loans to the Company in the amount of $37,000.

In December 2002, Mr. Hazout advanced on behalf of the Company $60,000 to enable it to purchase an option to acquire the theatrical rights to feature film or television production based on the original portrait of William Shakespeare by John Sanders.

On April 28, 2003, the Company entered into a settlement agreement to settle disputes regarding the Company's acquisition of Cyper Entertainment, Ltd., and subsequent rescission, in 2002. The Company agreed to pay the shareholders $20,000 cash, transfer shares in an unrelated company with a value of $42,500, and issue the shareholders 250,000 shares of the common stock. Mr. Hazout provided the funds for the settlement, as well as the shares in the unrelated company. The Company issued 1,388,889 shares of common stock of the Company in settlement of the $62,500 provided by Mr. Hazout that have been reflected in the financial statements as at December 31, 2002.

On May 28, 2003, the Company issued Traveller's International, Inc. 3,500,000 shares of the common stock in settlement of payables of $157,500 due to Mr. Hazout, which included $62,500 of the Cyper settlement.

On October 21, 2003, the Company issued Traveller's International, Inc. 2,000,000 shares of the common stock in settlement of payables of $40,000 due to Mr. Hazout.

On November 14, 2003, the Company issued Traveller's International, Inc. 750,000 shares of the common stock in settlement of payables of $15,000 due to Mr. Hazout.

On April 8, 2004, the Company issued Traveller's International, Inc. 375,000 shares of the common stock in settlement of payables of $15,000 due to Mr. Hazout.

The Company is currently using office space occupied by Marc Hazout on a rent-free basis.

ITEM 8: DESCRIPTION OF SECURITIES

General

Under the Company's Certificate of Incorporation, the Company is authorized to issue 150,000,000 shares of common stock, par value $0.0001 per share, of which 23,241,515 shares were issued and outstanding at April 30, 2004, and 20,000,000 shares of preferred stock, par value $0.0001 per share, of which no shares are issued and outstanding.

Common Stock

The holders of shares of common stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefore and, upon liquidation, are entitled to share pro rata in any distribution to common shareholders. Holders of the common stock have one non-cumulative vote for each share held. There are no preemptive, conversion or redemption privileges, nor sinking fund provisions, with respect to the common stock. All of the Company's outstanding shares of common stock are validly issued, fully paid and non-assessable. Signature Stock Transfer, Inc. serves as transfer agent for the common stock.

Preferred Stock

The Company is authorized to issue up to 20,000,000 shares of preferred stock containing such rights, privileges and limitations that the Board of Directors may determine. The Board of Directors has not authorized the issuance of a series of preferred stock, and there are no shares of preferred stock outstanding.

PART II

ITEM I. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

The Company's common stock is registered with the United States Securities and Exchange Commission under section 12(g) of the Securities Exchange Act of 1934. The Company's stock is traded on the Pink Sheets under the symbol "AEAN." From January 1, 2001 to July 16, 2002, the Company's common stock traded under the symbol "AEAC." On or about July 16, 2002, the Company's trading symbol changed as a result of the change in the Company's name its current name.

The following table summarizes the low and high prices for the company's common stock for each of the calendar quarters for the fiscal years ended December 31, 2001 and 2002.

	2001		2002		2003
	High	Low	High	Low	High	Low
First Quarter	0.10	0.03	0.06	0.02	0.24	0.09
Second Quarter	0.27	0.03	0.56	0.05	0.16	0.05
Third Quarter	0.08	0.02	0.16	0.02	0.09	0.01
Fourth Quarter	0.05	0.05	0.085	0.01	n/a	n/a

The high and low quotes on the Company's common stock reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. There were 76 shareholders of record of the common stock as of December 31, 2002. This number does not include an indeterminate number of shareholders whose shares are held by brokers in "street name." The Company has not declared any cash dividends on its Common Stock during its fiscal years ended on December 31, 2001 or 2002, or the interim period ended September 30, 2003.

ITEM 2: LEGAL PROCEEDINGS

The Company was not the subject of any pending or threatened legal proceedings as of December 3, 2003.

ITEM 3: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

On August 31, 2001, the Board of Directors of the Company elected to terminate Weinberg and Company, P.A. ("Weinberg") as its independent auditors, and to retain Moore Stephens, P.C. ("Moore") as its independent auditors. Weinberg's report for the year ended December 31, 2000 did not contain an adverse opinion or disclaimer of opinion, and was not modified as to uncertainty, audit scope, or accounting principles, other than the qualification of the financial statements as having been prepared on a going concern basis. For the fiscal years ended December 31, 2000 and 1999, and the interim period from January 1, 2001 to August 31, 2001, the date the relationship ended, there were no disagreements with Weinberg on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the former accountant's satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. The Company has authorized Weinberg to respond fully to the inquiries of the successor accountant concerning its dismissal. Prior to retaining Moore, the Company did not consult with Moore regarding the application of accounting principles as to a specified or contemplated transaction, or the type of audit opinion that might be rendered on the Company's financial statements.

On October 31, 2003, the Board of Directors of the Company elected to terminate Moore as its independent auditors, and to retain Moore Stephens Cooper Molyneux LLP ("MSCM") as its independent auditors. The Company terminated Moore because its application for approval by the Public Company Accounting Oversight Board had not been approved, and therefore it was unable to sign the Company's audit reports. Moore's report for the year ended December 31, 2001 did not contain an adverse opinion or disclaimer of opinion, and was not modified as to uncertainty, audit scope, or accounting principles, other than the qualification of the financial statements as having been prepared on a going concern basis. For the fiscal year ended December 31, 2001, and the subsequent periods preceding December 31, 2002, there were no disagreements with Moore on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the former accountant's satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. The Company has authorized Moore to respond fully to the inquiries of the successor accountant concerning its dismissal. Prior to retaining MSCM, the Company did not consult with MSCM regarding the application of accounting principles as to a specified or contemplated transaction, or the type of audit opinion that might be rendered on the Company's financial statements.

ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES

Shares issued in 2001

The Company issued 1,179,415 shares of common stock for services rendered. The Company issued these shares in reliance on the exemption from registration contained in Section 4(2) of the 1933 Securities Act. The shares were issued with a restrictive legend, and to a person with knowledge of the Company's financial condition and operations. The shares were issued to:

Date	Recipient	No. of Shares	Consideration
1/01	Pierre Quilliam	77,000*	Management services from 9/13/00 to 12/31/00
1/01	Stephen Cohen	77,000*	Administrative services from 9/13/00 to 12/31/00
3/01	Glenn Roach	300,000	Consulting/Officer services
4/01	Pierre Quilliam	116,666*	Management services from 1/1/01 to 3/31/01
4/01	Stephen Cohen	116,666*	Administrative services from 1/1/01 to 3/31/01
4/01	Denise Quilliam	8,333*	Board services
7/01	Pierre Quilliam	93,750*	Management services from 4/1/01 to 6/30/01
7/01	Stephen Cohen	93,750*	Administrative services from 4/1/01 to 6/30/01
7/01	Denise Quilliam	6,250*	Board services
10/01	Pierre Quilliam	140,000*	Management services from 7/1/01 to 9/30/01
10/01	Stephen Cohen	140,000*	Administrative services from 7/1/01 to 9/30/01
10/01	Denise Quilliam	10,000*	Board services

* The shares designated with the asterisk were cancelled in 2002, and replaced with options issued under the Company's 2002 Stock Option Plan.

Shares issued in 2002

In April 2002, the Company issued 20,000,000 shares of its common stock to purchase all of the issued and outstanding shares of Cyper. Later in the year, the Company rescinded the issuance of the shares. In 2003, the Company initiated litigation against the recipients of the shares seeking, in part, a declaratory judgment that the shares were cancelled. The litigation was settled by the agreed cancellation of the shares, and the issuance of 250,000 shares separately. Each of the shares bore a restricted legend and were issued in reliance on the exemption from registration provided by Regulation S.

In May 2002, the Company issued 400,000 shares to John Chung in consideration for $20,000 cash. The shares bear a restricted legend, and were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933 and/or Regulation S. Mr. Chung subsequently became a director of the Company.

On May 13, 2002, the Company issued 116,118 shares of its common stock to Pierre Quilliam in consideration of $23,223.69 owed to Bisell Investment Group, Inc. and 87807 Canada, Ltd. The shares bear a restricted legend, and were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933 and/or Regulation S. At the time of issuance, Mr. Quilliam was an officer and director of the Company.

The Company issued 1,179,415 shares of common stock for services rendered. The Company issued these shares in reliance on the exemption from registration contained in Section 4(2) of the 1933 Securities Act. The shares were issued with a restrictive legend, and to a person with knowledge of the Company's financial condition and operations. The shares were issued to:

Date	Recipient	No. of Shares	Consideration
March 26, 2002	Pierre Quilliam	500,000*	Management services from 10/1/2001 to 3/31/2002
May 13, 2002	Pierre Quilliam	30,000	Management services from 4/1/2002 to 5/31/2002
March 26, 2002	Stephen Cohen	500,000*	Management services from 10/1/2001 to 3/31/2002
May 13, 2002	Stephen Cohen	30,000	Management services from 4/1/2002 to 5/31/2002
March 26, 2002	Denise Quilliam	33,333*	Board services
May 13, 2002	Denise Quilliam	7,500	Board services

* The shares designated with the asterisk were cancelled in 2002, and replaced with options issued under the Company's 2002 Stock Option Plan.

On April 2, 2002, the Company rescinded the issuance of 1,912,748 shares of common stock that were issued to Pierre Quilliam, Stephen Cohen and Denise Quilliam in 2001 and 2002, and replaced these with warrants to purchase 3,308,830 of common stock shares. The rescission included 879,415 shares issued in 2001 and 775,000 shares issued in 2002. In each case, the warrant was dated as of the date of the original issuance of shares, was exerciseable for cash or on a cashless basis for five years from the date of the warrant, and bore an exercise price of exactly one-half of the value at which the shares were originally issued. The Company did not record any expense associated with the issuance of the warrants in replacement of the shares because the fair value of the shares returned to the Company was greater than the fair value of the warrants based on the market price of the common stock at the time of the transaction. In the second quarter, the holders exercised each of the warrants on a cashless basis based on the current market price of the common stock of $0.50 per share. As a result, Pierre Quilliam and Steve Cohen were issued 1,516,432 shares of common stock, and Denise Quilliam was issued 90,416 shares of common stock. During 2002, the Company issued Pierre Quilliam and Steve Cohen 66,300 shares of common stock as a result of a clerical error. Mr. Cohen returned his shares. Mr. Quilliam's shares have been recorded as compensation expense at their value on the date of issuance.

On February 27, 2002, the Company purchased the rights of Travellers International Inc. pursuant to its letter of intent dated December 31, 2001 with Cyper International Inc. for 4,000,000 restricted shares of common stock of the Company. Travellers International, Inc. is controlled by Marc Hazout.

During 2002, the Company issued the following shares of common stock to Travellers International, Inc. in satisfaction of advances made by Marc Hazout to the Company:

Date	No. of Shares	Amount of Advance
November 1, 2002	1,000,000	$10,000
November 6, 2002	1,233,333	$37,000

The shares bear a restricted legend, and were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933 and/or Regulation S. At the time of issuance, Mr. Hazout was the sole officer and director of the Company and the owner of Travellers International, Inc.

Shares issued in 2003 and 2004

During 2003 and 2004, the Company issued the following shares of common stock to Travellers International, Inc. in satisfaction of advances made by Marc Hazout to the Company:

Date	No. of Shares	Amount of Advance
May 28, 2003	3,500,000	$157,500
October 21, 2003	2,000,000	$40,000
November 14, 2003	750,000	$15,000
April 8, 2004	375,000	$15,000

The shares bear a restricted legend, and were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933 and/or Regulation S. At the time of issuance, Mr. Hazout was the sole officer and director of the Company and the owner of Travellers International, Inc.

ITEM 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS

Neither the Company's Certificate of Incorporation nor its Bylaws contain any provision granting directors or officers a right of indemnification from the Company. However, the Company has entered into contractual indemnification agreements with certain of its former officers and directors.

The Company's Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its shareholders for monetary damages for breach of the fiduciary duty of care as a director, including breaches that constitute gross negligence. However, this provision does not eliminate or limit the liability of a director of the Company (i) for breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to unlawful payment of dividends or unlawful stock repurchases or redemptions), (iv) for gaining a financial profit of other personal advantage to which he or she was not entitled, or (v) for breaches of a director's responsibilities under the Federal securities laws.

Insofar as indemnification for liabilities under the 1933 Act may be permitted to directors, officers or persons controlling the Company, we has been informed that in the opinion of the Securities an Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and unenforceable.

At the present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought nor are aware of any threatened litigation that may result in claims for indemnification by any officer or director. The Company does not currently maintain directors and officers liability insurance.

PART F/S

Audited financial statements for the Company for the fiscal years December 31, 2003 and 2002 are attached hereto as Exhibit A.

PART III

ITEMS 1 AND 2. INDEX TO AND DESCRIPTION OF EXHIBITS

Regulation S-B No.	Description
3.1(i)	Articles of Incorporation (1)
3.1(ii)	Amendment to Articles of Incorporation (2)
3.1(iii)	By-Laws (1)
4.1	Instruments defining the rights of holders (1)
11	Statement re: computation of per share earnings (3)
16.1	Letter on change in certifying accountants (4)
16.2	Letter on change in certifying accountants (5)
22	Subsidiaries of the registrant (6)
24	Consent of Moore Stephens Cooper Molyneux, LLP

(1) Incorporated by reference from the Form 10-SB filed on February 23, 2000.

(2) Incorporated by reference from the Form 10-SB/A filed on July 17, 2003.

(3) Included within financial statements attached hereto as Exhibit A.

(4) Incorporated by reference from the Form 8-K/A filed on August 31, 2001.

(5) Incorporated by reference from the Form 8-K filed on November 7, 2001.

(6) Incorporated by reference from the Form 10-KSB filed on November 18, 2003.

SIGNATURES

In accordance with Section 13 of 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AMERICAN ENTERTAINMENT AND ANIMATION CORPORATION, INC.
Dated: June 11, 2004	/s/ Marc Hazout
Marc Hazout, President and Chief Executive Officer

EXHIBIT A

AMERICAN ENTERTAINMENT AND ANIMATION CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

AMERICAN ENTERTAINMENT AND ANIMATION CORPORATION

Report of Independent Auditors	1
Balance Sheet at December 31, 2003	2
Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and for the period June 15, 1996 [Inception] to December 31, 2003	3
Consolidated Statement of Stockholders' Deficit for the years ended December 31, 2003, 2002 and for the period June 15, 1996 [Inception] to December 31, 2003	4-5
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and for the period June 15, 1996 [Inception] to December 31, 2002	6
Notes to Consolidated Financial Statement	7 - 12

Report of Independent Auditors

To the Board of Directors and Stockholders of

American Entertainment and Animation Corporation

We have audited the accompanying consolidated balance sheet of American Entertainment and Animation Corporation and subsidiary [a development stage company] as at December 31, 2003 and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 2003 and 2002 and for the period from June 15, 1996 [inception] to December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the cumulative data from June 15, 1996 to December 31, 2001. The cumulative data was audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts in the cumulative data through December 31, 2001, is based solely on the report of other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Entertainment and Animation Corporation and subsidiary [a development stage company] as of December 31, 2003 and 2002 and the results of their operations and their cash flows for the years then ended and for the period from June 15, 1996 (inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has recurring losses from operations and has a net capital deficiency. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Managements' plans are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Moore Stephens Cooper Molyneux LLP

Chartered Accountants

Toronto, Ontario

April 8, 2004

American Entertainment and Animation CorpORATION and Subsidiary

[A Development Stage Company]

BALANCE SHEET

DECEMBER 31, 2003
ASSETS

CURRENT ASSETS
Cash	$ 888

TOTAL CURRENT ASSETS	888

TOTAL ASSETS	$ 888

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Accounts payable and accrued expenses	$ 128,944
Accrued officer compensation	367,500
Advances payable - related parties	71,067

TOTAL CURRENT LIABILITIES	567,511

COMMITMENTS AND CONTINGENCIES [Note 12]

STOCKHOLDERS' DEFICIT
Preferred stock, $0.0001 par value, 20,000,000 shares authorized, none issued and outstanding.	-
Common stock, $0.0001 par value, 150,000,000 shares authorized, 22,866,515 shares issued and outstanding.	2,287
Additional paid-in capital	1,569,588
Deficit accumulated during development stage	(2,138,498)

TOTAL STOCKHOLDERS' DEFICIT	(566,623)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 888

The accompanying notes are an integral part of these consolidated financial statements.

American Entertainment and Animation CorpORATION and Subsidiary

[A Development Stage Company]

Consolidated Statements of Operations
	For the years ended December 31,		For the period from June 15, 1996 [Inception] to
	2003	2002	12/31/03
NET REVENUES	$ -	$ -	$ 64,888
Cost of revenues	-	-	74,482
Development expense	-	(60,000)	60,000

GROSS MARGIN	-	(60,000)	(69,594)

OPERATING EXPENSES
Legal and professional fees	117,580	59,209	451,016
Management and directors' fees - related party	252,000	299,000	860,588
Consulting expense	-	14,289	168,738
Advertising expense	2,440	4,187	48,762
General and administrative	33,802	32,459	369,825

TOTAL OPERATING EXPENSES	405,822	409,144	1,898,929

LOSS FROM OPERATIONS	(405,822)	(469,144)	(1,968,523)

OTHER INCOME (EXPENSES)
Interest income - related parties	-	1,315	15,905
Interest expense - related parties	-	(997)	(8,422)
Settlement with Cyper Entertainment, Inc.	-	(80,000)	(80,000)
Loss on disposal of asset	-	(6,160)	(15,371)
Loss on investment	-	-	(61,240)
Other (expense) income	(8,779)	(15,888)	(20,847)

TOTAL OTHER EXPENSES	(8,779)	(101,730)	(169,975)

NET LOSS	$ (414,601)	$ (570,874)	$ (2,138,498)

Net loss per common share - basic and diluted	$ (0.02)	$ (0.05)

Weighted average number of common shares outstanding	19,746,119	12,145,726

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN ENTERTAINMENT AND ANIMATION CORPORATION AND SUBSIDIARY

[A DEVELOPMENT STAGE COMPANY]

CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT

FOR THE PERIOD FROM JUNE 16, 1996 TO DECEMBER 31, 2003
	Common Stock		Common Stock To be issued		Additional Paid-in	Accumulated	Subscription	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Receivable	Deficit

Issuance of stock to founders for services	55,000	$ 6	-	$ -	$ 159	$ -	$ -	$ 165
Issuance of stock to founder for cash	333,334	33	-	-	967	-	-	1,000
Issuance of stock for investment in CEHK	50,000	5	-	-	37,495	-	-	37,500
Issuance of stock to purchase subsidiary	350,000	35	-	-	70	(1,060)	-	(955)
Issuance of stock for cash	13,333	1	-	-	9,999	-	-	10,000
Net loss, 1996	-	-	-	-	-	(14,198)	-	(14,198)
Balance, December 31,1996	801,667	$ 80	-	$ -	$ 48,690	$ (15,258)	$ -	$ 33,512

Issuance of stock for vehicle	33,333	3	-	-	24,997	-	-	25,000
Issuance of stock for cash	37,333	4	-	-	28,896	-	-	28,900
Issuance of stock for services	46,333	5	-	-	34,745	-	-	34,750
Net loss, 1997	-	-	-	-	-	(142,622)	-	(142,622)
Balance, December 31, 1997	918,666	$ 92	-	$ -	$ 137,328	$ (157,880)	$ -	$ (20,460)

Issuance of stock for vehicle	10,667	1	-	-	7,999	-	-	8,000
Issuance of stock for cash	58,667	6	-	-	49,995	-	-	50,001
Net loss, 1998	-	-	-	-	-	(54,404)	-	(54,404)
Balance, December 31, 1998	988,000	$ 99	-	$ -	$ 195,322	$ (212,284)	$ -	$ (16,863)

Issuance of stock for cash	151,918	15	-	-	56,759	-	(4,000)	52,774
Issuance of stock for debt	16,000	2	-	-	8,773	-	-	8,775
Issuance of stock for services	36,000	3	298,667	30	126,467	-	-	126,500
Forgiveness of debt of related party	-	-	-	-	23,000	-	-	23,000
Net loss, 1999	-	-	-	-	-	(181,898)	-	(181,898)
Balance, December 31, 1999	1,191,918	$ 119	298,667	$ 30	$ 410,321	$ (394,182)	$ (4,000)	$ 12,288

Cancel stock returned to company	(10,667)	(1)	-	-	(3,999)	-	4,000	-
Issuance of stock for cash	4,296,666	430	-	-	667,070	-	(278,539)	388,961
Cancel shares for non-payment	(442,433)	(44)	-	-	(165,868)	-	153,791	(12,121)
Issuance of stock for services	653,667	65	(298,667)	(30)	28,365	-	-	28,400
Forgiveness of debt reclassification	-	-	-	-	(23,000)	-	-	(23,000)
Net loss, 2000	-	-	-	-	-	(419,296)	-	(419,296)
Balance, December 31, 2000	5,689,151	$ 569	-	$ -	$ 912,889	$ (813,478)	$ (124,748)	$ (24,768)

Shares issued for services	879,415	88	-	-	59,814	-	-	59,902
Cash received for subscription receivable	-	-	-	-	-	-	124,748	124,748
Shares issued for Consulting Agreement	300,000	30	-	-	29,970	-	-	30,000
Other adjustment	-	-	-	-	-	1		1
Net loss, 2001	-	-	-	-	-	(339,546)	-	(339,546)
Balance - December 31, 2001	6,868,566	$ 687	-	$ -	$ 1,002,673	$ (1,153,023)	$ -	$ (149,663)

Shares issued for private placement	400,000	40	-	-	17,960	-	-	18,000
Shares issued for services - related party	1,100,833	110	-	-	32,390	-	-	32,500
Shares issued for the reverse acquisition of Cyper	20,000,000	2,000	-	-	-	-	-	2,000
Shares issued in relation to the reverse acquisition of Cyper	4,000,000	400	-	-	119,600	-	-	120,000
Shares cancelled in lieu of issuance of warrants for past services rendered	(1,912,748)	(191)	-	-	-	-	-	(191)
Stock warrants issued for services - related party	-	-	-	-	31,000	-	-	31,000
Stock warrants exercised by management	3,255,880	326	-	-	-	-	-	326
Shares issued for the settlement of related party advances	116,118	12	-	-	23,212	-	-	23,224
Cancellation of shares issued in prior years	(65,467)	(7)	-	-	7	-	-	-
Shares issued for the settlement of accounts payable for services performed	370,000	37	-	-	66,619	-	-	66,656
Shares issued for the settlement of related party advances	2,233,333	223	-	-	46,777	-	-	47,000
Shares rescinded for the cancellation of the reverse acquisition of Cyper	(20,000,000)	(2,000)	-	-	-	-	-	(2,000)
Issuance of stock for settlement of Cyper reverse acquisition	250,000	25	-	-	17,475	-	-	17,500
Shares issued for the settlement of advances made to the Company for the Cyper settlement	1,388,889	139	-	-	62,361	-	-	62,500
Net loss, 2002	-	-	-	-	-	(570,874)	-	(570,874)
Balance - December 31, 2002	18,005,404	$ 1,801	-	$ -	$ 1,420,074	$ (1,723,897)	$ -	$ (302,022)

Shares issued for the settlement of related party advances	4,861,111	486	-	-	149,514	-	-	150,000
Shares issued for the settlement of accounts payable for services performed	66,300	7	-	-	1,319	-	-	1,326
Shares returned as a result of clerical error in a prior year	(66,300)	(7)	-	-	(1,319)	-	-	(1,326)
Net loss, 2003	-	-	-	-	-	(414,601)	-	(414,601)
Balance - December 31, 2003	22,866,515	$ 2,287	-	$ -	$ 1,569,588	$ (2,138,498)	$ -	$ (566,623)

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN ENTERTAINMENT AND ANIMATION CORPORATION

[A DEVELOPMENT STAGE COMPANY]

CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the years ended December 31,		For the period from June 15, 1996 [Inception] to
	2003	2002	12/31/03
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$ (414,601)	$ (570,874)	$ (2,138,498)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	-	-	41,487
Impairment of investment	-	-	61,240
Writedown of assets	-	6,156	42,253
Writedown of inventory	-	-	19,169
Settlement of Cyper reverse acquisition	-	80,000	80,000
Settlement of debt, net	-	-	(19,052)
Stock based on compensation, management fees - related party	151,326	183,500	615,603
(Increase) decrease in:
Advances receivable - related parties	3,120	-	(45,177)
Inventories	-	-	(28,510)
Prepaid expenses	5,977	(720)	5,257
Other	-	135	135
Accounts payable and accrued expenses	(50,652)	110,854	214,132
Accrued officer compensation	252,000	115,500	367,500
Advances payable - related parties	54,322	55,730	207,002

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	1,492	(19,719)	(577,459)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in subsidiaries	-	-	(21,221)
Proceeds from sale of equipment	-	-	500
Acquisition of property and equipment	-	-	(45,730)

NET CASH USED IN INVESTING ACTIVITIES	-	-	(66,451)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of notes payable	-	-	3,581
Proceeds from issuance of notes payable	-	-	(21,507)
Cash overdraft	(604)	1,064	460
Proceeds from subscription receivables - net	-	-	124,748
Proceeds from issuance of common stock - net	-	18,000	537,516

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(604)	19,064	644,798

Net (decrease) in cash	888	(655)	888
Cash - beginning of period	$ -	655	-
Cash - end of period	$ 888	$ -	$ 888

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN ENTERTAINMENT AND ANIMATION CORPORATION AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

  The Company

  American Entertainment and Animation Corporation ("AEAC" or "the Company") (a development stage company), a Delaware corporation, was incorporated on May 9, 1996. The Company is headquartered in Ontario, Canada and operates primarily in the United States and Canada. On June 15, 1996, AEAC acquired all of the outstanding stock of California Electric Automobile Co., Inc. ("CEAC"), a California corporation incorporated on November 14, 1995 (together the "Company").

  The Company is in the development stage as defined in Financial Accounting Standards Board Statement No.7. "Accounting and Reporting For Development Stage Companies." To date, the Company has generated minimal sales and has devoted its efforts primarily to developing its products, implementing its business strategy and raising working capital through equity financing or short-term borrowings.

  The Company's current plan of business is to seek, investigate and, if such investigation warrants, merge or acquire an interest in business opportunities presented to us by persons or companies who or which desire to seek the perceived advantages of a Securities Exchange Act of 1934 registered corporation.

  Cyper Entertainment, Inc.

  On April 22, 2002, the Company issued 20,000,000 shares of common stock in exchange for 100% of outstanding common stock of Cyper Entertainment, Inc. ["Cyper"], a company located in Seoul, Korea. Cyper is a 3D Digital Animation Production company providing services to the television, commercial and film industries. Cyper was established in January 2000. Cyper's intention was to establish a North American subsidiary whereby it could stage its advance into the North American market. This transaction was subsequently cancelled and the Company rescinded the 20,000,000 shares of common stock. In accordance with a Settlement Agreement entered into by the two parties, the shareholders of Cyper were entitled to receive cash of $20,000, marketable securities with a fair market value of $42,500, and 250,000 common shares of the Company. The cash and marketable securities deliverable by the Company under the settlement were loaned to the Company by Marc Hazout, the Company's sole officer and director.

  Going Concern

  The Company's financial statements as of and for the year ended December 31, 2003 have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred a net loss of approximately $415,000 for the year and has accumulated losses since inception of approximately $2,138,000. In addition, the Company's had a working capital deficiency of approximately $567,000 at December 31, 2003. These factors create an uncertainty about the Company's ability to continue as a going concern. The Company's primary ongoing liabilities at this time are the administrative costs of complying with its securities law reporting obligations, and the salary of the Company's sole director and officer. The Company's plan is to merge with or acquire a viable private business that desires the benefits of the Company's status as a public company. Pending an acquisition or merger, the Company plans to satisfy its ongoing administrative costs by the deferral of salary to the Company's sole officer and director and by loans or equity investments from the Company's sole officer and director. The ability of the Company to continue as a going concern is dependent on the success of its plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

  Summary of Significant Accounting Policies

    Principles of Consolidation

    The consolidated financial statements include the accounts of the Company and its subsidiary. All significant inter-company balances and transactions have been eliminated in consolidation.

    Use of Estimates

    In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported periods. Actual results could differ from those estimates.

    Cash and Cash Equivalents

    For purposes of the cash flows statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. There were no cash equivalents at December 31, 2003.

    Property and Equipment

    Property and equipment are stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally from three to five years. As of December 31, 2003 the Company either disposed of or fully depreciated its property and equipment.

    Income Taxes

    The Company accounts for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    Advertising Expense

    Advertising costs are expensed as incurred.

    Loss per share of Common Stock

    Loss per share and common equivalent share are calculated on the basis of weighted average number of common shares outstanding. As of December 31, 2003 and 2002, the Company had no common stock equivalents outstanding.

    Impairment

    The Company evaluates its long-lived assets to determine whether later events and circumstances warrant revised estimates of useful lives or a reduction in carrying value due to impairment.

    In September 2001, the Financial Accounting Standard Board ("FASB") issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supersedes SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of", but retains the basic requirements regarding when and how to measure an impairment loss. SFAS No. 144 applies to long-lived assets to be held or disposed of but specifically excludes certain classes of assets such as goodwill and intangibles not being amortized. The Company does not believe that the adoption of this standard will have a material impact on the Company's financial position or results of operations.

    Stock-based Compensation

    The Company applies the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" for stock options and similar equity instruments (collectively, "options") issued to employees; however, the Company applies the intrinsic value based method of accounting for options issued to employees prescribed by Account Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issues to Employees" rather than the fair value based method of accounting prescribed by SFAS No. 123. SFAS No. 123 also applies to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. Those transactions must be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

    Foreign Currency Transactions

    Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the US dollar are included in the results of operations as incurred. Foreign transaction gains and losses are immaterial.

    Development Expense

Development expenses are charged to the consolidated statement of operations when incurred. The Company considers that uncertainties inherent in the research and development of animation products preclude it from capitalizing such costs. This treatment includes upfront and milestone payments made to third parties in connection with collaborations. Development expense for the years ended December 31, 2003 and 2002, were $0 and $60,000, respectively.

  Related Parties

Advances payable - related parties consists of an advance received from a company controlled by an officer and shareholder of the Company. The advance does not have a stated maturity date or interest rate.

During the year ended December 31, 2003, the following transactions involving related parties occurred:

  The Company issued 4,861,111 common shares, valued at $150,000, for advances of approximately $150,000 from a related party company whose officer and shareholder is a shareholder of the Company. The shares were valued at the market price per share at the time of approval by the board of directors.

  The Company issued approximately 66,300 shares of its common stock, valued at approximately $1,326, for services provided by a former officer and shareholder of the Company. At the same time, the recipient of the shares returned an equal number of shares that had been issued as a result of a clerical error in the prior year. The shares were valued at the market price per share at the time of approval by the board of directors.

  The Company is party to a month-to-month lease for office space for approximately $2,800 per month with a company owned by an officer and shareholder of the Company. Rental expense under this lease for the year ended December 31, 2003 was approximately $31,092.

During the year ended December 31, 2002, the following transactions involving related parties occurred:

  The Company issued 2,233,333 common shares, valued at $47,000, for advances of $43,900 from a related party company whose officer and shareholder is a shareholder of the Company. The overpayment of approximately $3,100 was recorded as an advance receivable - related party. The Company fully utilized the advance during the first quarter of 2003. The shares were valued at the market price per share at the time of approval by the board of directors.

  A related party company whose officer and shareholder is a shareholder of the Company incurred the liability associated with the Cyper settlement on behalf of the Company. On May 28, 2003, the Company issued 3,500,000 shares of its common stock valued at $157,500 to the related party company. The amount settled included $62,500 owed for the Cyper settlement, as well as $95,000 of other advances owed to the shareholder. [Note 2] The shares were valued at the market price per share at the time of approval by the board of directors.

  The Company issued approximately 1,100,833 shares of its common stock, valued at $44,500, for management fees and directors' fees provided by former officers and shareholders of the Company. The shares were valued at the market price per share at the time of approval by the board of directors.

  The Company agreed to rescind 1,912,748 shares of its common stock issued for services provided by former officers and directors, and in lieu of these shares issued warrants to purchase common stock of the Company. Subsequently during the second quarter the warrants were exercised by these former officers. The Company did not record any expense associated with the issuance of the warrants in replacement of the shares because the fair value of the shares returned to the Company was greater than the fair value of the warrants based on the market price of the common stock at the time of approval of the transaction by the board of directors.

  The Company issued 116,118 of its common stock valued, at approximately $23,200, to settle related party advances from a shareholder who is also a former officer of the Company and from companies whose shareholder is a former officer of the Company. The shares were valued at the market price per share at the time of approval by the board of directors.

  The Company issued 4,000,000 of its common stock in relation to the Cyper reverse acquisition agreement. These shares were issued to a company that is controlled by a person who later became an officer and director of the Company. These shares were valued at approximately $120,000. [Note 2] The company that received the shares then gave 1,000,000 of the shares to a then current officer and director of the Company in consideration for services rendered between the two parties. The shares were valued at the market price per share at the time of approval by the board of directors.

  The Company is party to a month-to-month lease for office space for approximately $2,800 per month with a company owned by an officer and shareholder of the Company. Rental expense under this lease for the year ended December 31, 2002 was approximately $7,300.

  Concentration of Credit Risk

  The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk. The Company does not believe it is exposed to any credit risk from advances receivable because these are all from related parties. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk.

  Income Taxes

  At December 31, 2003 the Company has recorded a net deferred tax asset of approximately $638,000. This deferred tax asset is due primarily to the accumulated net operating losses. A valuation allowance of an equal amount has been recorded because the Company believes it is more likely than not that the losses will not be utilized. The valuation allowance increased approximately $141,300 and $96,700 for the years ended December 31, 2003 and 2002, respectively.

  The Company has accumulated approximately $1,876,000 of taxable losses, which can be used to offset future federal taxable income. The utilization of the losses expires as follows:

Year	Amounts
2015	$ 800
2016	10,600
2017	49,600
2018	26,800
2019	87,200
2020	417,000
2021	338,000
2022	531,000
2023	415,000
Total	$1,876,000

  Fair Value of Financial Instruments

  SFAS No. 107, "Disclosures about Fair Values of Financial Instruments", requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

  For certain financial instruments, including cash, current receivables and current payables, it was assumed that the carrying amount approximated fair value because of the near term maturities of such obligations.

  Statement of Cash Flows Supplemental Disclosures

During the year ended December 31, 2003:

  The Company issued 4,861,111 shares of its common stock in lieu of approximately $150,000 cash in settlement of related party advances.

  The Company issued 66,300 shares of its common stock for the settlement of approximately $1,326 of payables due to a former director and current shareholder for services performed. The shares were returned to the Company as the result of an overissuance of shares in a prior year as a result of a clerical error.

During the year ended December 31, 2002:

  The Company issued 2,349,451 shares of its common stock in lieu of approximately $70,200 cash in settlement of related party advances.

  The Company issued 370,000 shares of its common stock for the settlement of approximately $66,600 of payables due to vendors for services performed. The shares were valued at the market price per share at the time of approval by the board of directors.

  The Company issued 250,000 shares valued at $17,500 in settlement of litigation arising out of the Cyper transaction. The shares were valued at the market price per share at the time of approval by the board of directors.

  The Company issued 4,000,000 shares to an entity in relation to the Cyper transaction. The owner of the entity subsequently became a director and officer of the Company. The entity then gave 1,000,000 of the shares of common stock to a then officer and director of the Company in consideration for services rendered between the two parties.

  The Company issued to management 1,100,833 shares of common stock for services rendered by former officers and directors valued at $44,500.

  The Company issued warrants to purchase 1,550,000 shares of common stock to former officers and directors for management and director's fees in replacement of 1,033,333 shares previously issued to the officers and directors in 2002. During the year ended December 31, 2002 the Company issued warrants to purchase 1,758,830 shares of common stock to former officers and directors for management and director's fees in replacement of 879,415 shares previously issued to the officers and directors in 2001. The warrants are dated as of the respective days on which the shares were originally issued. The shares were issued as payment to former officers' salaries and directors' fees. The Company did not record any expense associated with the issuance of the warrants in replacement of the shares because the fair value of the shares returned to the Company was greater than the fair value of the warrants based on the market price of the common stock at the time of the transaction. In accounting the transaction, the Company followed FASB Interpretation ("FIN") 44 "The Accounting for Certain Transactions Involving Stock Compensation."  Under FIN 44, where a company uses the intrinsic method prescribed by APB 25, the compensation cost upon an exchange is measured as the sum of (a) the intrinsic value of the award at the original measurement date and (b) the intrinsic value of the modified award that exceeds the lesser of the intrinsic value of the original award at the original measurement date and the intrinsic value of the original award immediately prior to the modification. The warrants were exercised during the second quarter of 2002.

For the years ended December 31, 2003 and 2002, there were no cash payments for income taxes and no cash was paid for accrued interest.

  Litigation

In the normal course of its operations, the Company has been or, from time to time, may be named in legal actions seeking monetary damages. While the outcome of these matters cannot be estimated with certainty, management does not expect, based upon consultation with legal counsel, that they will have a material effect on the Company's business or financial condition or results of operations.

  New Authoritative Pronouncements

  In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal periods beginning after December 15, 2002.

  In April 2003, FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003.

  The Company expects that the adoption of the new Statements will not have a significant impact on its financial statements.

  Commitments and Contingencies

  In July 2002, the Company entered into an employment agreement with an officer of the Company. The agreement provides for an annual salary of approximately $252,000. During the year ended December 31, 2003 and 2002, $252,000 and $115,500, respectively, is included in the statement of operations in connection with amounts accrued under the employment agreement. The term of the employment agreement is for three years and carries an option for renewal upon mutual agreement between the officer and the Company.

  Subsequent Event

On April 8, 2004, the Company issued 375,000 restrictive shares of its common stock, valued at $15,000 or $0.04 per share, for the settlement of advances due to an officer and director in the amount of $15,000. The shares were valued at the market price per share at the time of approval by the board of directors.